Filed pursuant to Rule 433
 October 17, 2008
 Relating to Preliminary Pricing Supplement No. 790 to
 Registration Statement Nos. 333-137691, 333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. Principal Protected Notes
Preliminary Pricing Sheet – October 17, 2008
Capped 100% Participation, 90% Principal Protection, 3 Year Maturity "SPDR Trust, Series 1" Linked Notes due October 28, 2011
Offering Period: October 17, 2008 TO October 27, 2008
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)*
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	Capped 100% Participation, 90% Principal Protection, 3 Year Maturity "SPDR Trust, Series 1" Linked Notes due October 28, 2011 (the “Securities”)
Underlying Fund:	The SPDR Trust, Series 1 (Ticker SPY)
Coupon:	None. The Securities do not pay interest.
Denomination/Principal:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	90%.
Participation Rate:	1.00 (or 100%).
Payment at Maturity:
The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Fund as follows:
•   If the Fund Return is positive, we will pay you an amount in cash equal to the lesser of (i) the sum of $1,000 and the Supplemental Redemption Amount and (ii) the Maximum Amount.
•   If the Fund Return is zero or negative, we will pay you an amount in cash equal to the greater of (i) the sum of $1,000 and the Fund Return and (ii) $900.  Consequently, a decline in the price of the Underlying Fund will always reduce your cash payment at maturity below the principal amount of your Securities and you could lose up to 10% of your initial principal investment.

If the Fund Return is positive, the amount you will receive at maturity will be more than the principal amount of your Securities and could be as much as the Maximum Amount of $1,300 per Security. You will never receive more than $1,300 per Security at maturity regardless of how much the price of the Underlying Fund may appreciate.

Maximum Amount (Cap):	$1,300 per Security (or 130%)
Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of the Securities equal to the Participation Rate times the Fund Return.
Fund Return:	For each $1,000 principal amount of Securities, an amount in cash equal to: $1,000 x (Final Price - Initial Price) Initial Price

Initial Price:	100% of the closing price of the Underlying Fund on the Pricing Date
Final Price:	100% of the closing price of the Underlying Fund on the Determination Date
Contingent Payment Debt instrument Comparable Yield:	TBD on Pricing Date
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: ASEP2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083GV35 ISIN Code: US00083GV355
Trustee:	Wilmington Trust Company
Securities Administrator	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	October 17, 2008 up to and including October 27, 2008
Proposed Pricing Date:	October 28, 2008, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Proposed Settlement Date:	October 31, 2008
Determination Date:	October 25, 2011, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	October 28, 2011 (3 years)

*A credit rating (1) is subject to revision, suspension or withdrawal at any time by the assigning rating organization, (2) does not take into account market risk or the performance related risks of investing in the Securities, and (3) is not a recommendation to buy, sell or hold the Securities.

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at  <http://www.sec.gov/cgi-bin/browseedgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the performance of the SPDR Trust, Series 1 which we refer to as the Underlying Fund. The Securities have a maturity of three years. The payment at maturity of the Securities is determined based on the performance of the Underlying Fund, as described below. Unlike ordinary debt securities, the Securities do not pay interest. The payment at maturity is exposed to any decline in the value of the Underlying Fund on the Determination Date, subject to a minimum return of $900 per $1,000 principal amount of Securities. Therefore a portion of your principal is at risk and you could lose up to 10% of your initial principal investment if the price of the Underlying Fund declines.  The maximum return on the Securities is capped at a maximum of 30%, so you will never receive more than $1,300 per Security at maturity regardless of how much the price of the Underlying Fund may appreciate.

What will I receive at maturity of the Securities?

 For each $1,000 principal amount of the Securities, at maturity you will receive a cash payment calculated as follows:

•   If the Fund Return is positive, the lesser of (i) sum of $1,000 and the Supplemental Redemption Amount and (ii) the Maximum Amount.

•   If the Fund Return is zero or negative, the greater of (i) $1,000 and the Fund Return, or (ii) $900.

Consequently, a decline in the price of the Underlying Fund will always reduce your cash payment at maturity below the principal amount of your Securities and you could lose up to 10% of your initial principal investment.  Conversely, an increase in the price of the Underlying Fund will increase your cash payment at maturity above the principal amount of your Securities up to the Maximum Amount of $1,300 per Security.  You will never receive more than $1,300 per Security at maturity regardless of how much the price of the Underlying Fund may increase.

What is the Fund Return?

The Fund Return will be equal to the percentage change in the share price of the Underlying Fund on the Determination Date multiplied by $1,000, which is calculated as:

 $1,000  × Final Price - Initial Price
Initial Price;

How is the Supplemental Redemption Amount calculated?

The Supplemental Redemption Amount is a cash amount determined only when the Fund Return is positive. The Supplemental Redemption Amount for each $1,000 principal amount of the Securities is equal to the product of (i) the Participation Rate times (ii) the Fund Return.

The Participation Rate will be 1.00 (or 100%).

Will I receive interest payments on the Securities?

 No.  You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

The Securities are not fully principal protected. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $900 per $1,000 principal amount of Securities, regardless of the closing price of the Underlying Fund on the Determination Date. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $900 for each $1,000 principal amount of Securities. There may be little or no secondary market for the Securities.  Accordingly, you should be willing to hold your Securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the price of the Underlying Fund?

Example 1:  If, for example, the Initial Price is $100 and the Final Price is $50, the Fund Return would be calculated as follows:

   $1,000 × 50 – 100 = $-500
100

Because the Fund Return is negative, at maturity you would receive an amount in cash per Security equal to the greater of (i) the sum of $1,000 and the Fund Return, or $1,000 - $500 = $500, and (ii) $900.  Consequently, at maturity, you would receive $900 for each $1,000 principal amount of your Securities. In this hypothetical case, the Underlying Fund decreased by 50% over the life of the Security and you would have lost 10% of your initial principal investment.

Example 2:  If, for example, the Initial Price is $100 and the Final Price is 95, the Fund Return would be calculated as follows:

   $1,000 × 95 – 100 = $ -50
100

Because the Fund Return is equal to $ -50, at maturity you would receive an amount in cash per Security equal to the greater of (i) the sum of $1,000 and the Fund Return, or $1,000 - $50 = $950, and (ii) $900.  Consequently, at maturity, you would receive $950 for each $1,000 principal amount of your Securities. In this hypothetical case, the Underlying Fund decreased by 5% and you would have lost 5% of your initial principal investment.

 Example 3:  If, for example, the Initial Price is $100, the Final Price is $150 and the Participation Rate is 1.00 (or 100%), the Fund Return would be calculated as follows:

   $1,000 × 150 – 100 = $500
  100

Because the Fund Return is positive, at maturity you would receive an amount in cash per Security equal to the lesser of (i) the sum of $1,000 and the Supplemental Redemption Amount and (ii) the Maximum Amount. The Supplemental Redemption Amount is calculated by multiplying the Fund Return, in this example $500, by the Participation Rate, in this example 1.00, or $500 x 1.00 = $500. Consequently, at maturity, you would receive $1,300 for each $1,000 principal amount of your Securities.  In this hypothetical case, the Underlying Fund increased by 50% over the life of the Security and you would have received a 30% return on your initial principal investment.

These examples are for illustrative purposes only.  It is not possible to predict the closing price of the Underlying Fund on the Determination Date. You may lose up to 10% of your initial principal investment.

Do I benefit from any appreciation in the Underlying Fund over the life of the Securities?

Yes, but only up to a maximum return of 30%. If the Final Price is greater than the Initial Price, you will receive in cash the lesser of (i) the sum of $1,000 and the Supplemental Redemption Amount and (ii) the Maximum Amount at maturity. The Supplemental Redemption Amount represents the product of (i) the Participation Rate times (ii) the Fund Return.  The Maximum Amount is $1,300. Accordingly, you will never receive more than $1,300 per Security at maturity regardless of how much the price of the Underlying Fund may increase.

What is the Underlying Fund?

The SPDR Trust, Series 1, which we refer to as the Underlying Fund is a unit investment trust that issues securities called ‘‘Standard & Poor’s Depositary Receipts’’ or ‘‘SPDRs.’’  The Underlying Fund is called an exchange traded fund because its ownership interests or SPDRs trade on the American Stock Exchange like other equity securities.  The Underlying Fund intends to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500 Index®. The price quotation from market information services for the ticker symbol "SPY" is the price of one SPDR or one share of the Underlying Fund.  The Underlying Fund is an investment company registered under the Investment Company Act of 1940. SPDRs represent an undivided ownership interest in a portfolio of all of the common stocks of the Standard & Poor’s 500 Composite Stock Price Index ("S&P 500 Index®"). You should read “Description of the Underlying Fund” and “Public Information Regarding the Underlying Fund” in the accompanying Pricing Supplement for additional information regarding the Underlying Fund and the S&P 500 Index and to learn how to obtain public information regarding the Underlying Fund and other important information.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

Return of principal on the Securities is only guaranteed up to 90%, subject to our credit and the credit of Holding. If the closing price of the Underlying Fund decreases during the term of the Securities, the amount of cash paid to you at maturity will be less than the principal amount of the Securities and you could lose up to 10% of your initial principal investment. Many factors that affect the stock markets generally, including, without limitation, economic, financial, political and regulatory or judicial events may cause the price of the Underlying Fund to change unpredictably.

Limited Return

The amount payable under the Securities will never exceed the maximum amount of $1,300 per Security, regardless of how much the price of the Underlying Fund may increase.  Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Fund may increase during the term of the Securities or on the Determination Date. The return on a Security may be significantly less than the return on a direct investment in the shares of the Underlying Fund to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.
It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may receive less than $900 per $1,000 principal amount of Securities back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Fund, volatility and interest rates.
In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Although the U.S. federal income tax treatment of the Securities is unclear, we intend to treat the Securities as "contingent payment debt instruments" for U.S. federal income tax purposes.  Assuming this characterization, U.S. taxable investors, regardless of their method of accounting, will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity.  In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

You should review the “Taxation” section in the related pricing supplement.  You should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement. Additionally, you are urged to consult your tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and your particular situation.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and cannot be used by any person for the purpose of avoiding penalties that may be asserted under the Internal Revenue Code. You should seek your own advice based on your particular circumstances from an independent tax advisor.